# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001140361-19-002880
Filed by CIK 0001124460
Persons authorized to receive notices and communications: Wesley R. Edens, 111 W. 19th St., 8th Floor, New York, New York (NY), 10011, 5162687400

## Reporting persons
- Wesley R. Edens (CIK 0001124460): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 53,634,666; shared voting power 0; sole dispositive power 53,634,666; shared dispositive power 0; aggregate amount beneficially owned 53,634,666 (18.8% of the class)
  Comment: Calculations are based upon a total of 284,552,811 shares of Class A common stock outstanding as of November 14, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on November 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Comment:
This filing constitutes Amendment No. 7 (this "Amendment") to the Schedule 13D filed by Wesley R. Edens (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on February 11, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 11, 2020, by Amendment No. 3 filed with the SEC on March 18, 2021, by Amendment No. 4 filed with the SEC on June 15, 2021, by Amendment No. 5 filed with the SEC on May 22, 2023 and by Amendment No. 6 filed with the SEC on October 3, 2024 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the "Schedule 13D") with respect to the shares of Class A common stock ("Class A Shares") of New Fortress Energy Inc., a Delaware corporation (the "Issuer").

The Reporting Person is filing this Amendment to disclose that, on March 31, 2026, the Reporting Person entered into an Assignment and Assumption Agreement pursuant to which the Reporting Person agreed to purchase approximately $110 million aggregate principal amount of the loans (the "Loan Purchase") issued pursuant to the Issuer's Credit Agreement, dated as of July 19, 2024, by and among the Issuer, as the borrower, the guarantors from time to time party thereto, the several lenders from time to time party thereto, and Morgan Stanley Senior Funding Inc., as administrative agent and collateral agent (the "Term Loan A Credit Agreement"). Upon closing of the transactions contemplated by the Restructuring Support Agreement as disclosed in the Issuer's Form 8-K filed on March 17, 2026, the Reporting Person is expected to receive a pro rata portion of the consideration to be received by the lenders under the Term Loan A Credit Agreement, which consideration is expected to include an indeterminate amount of Class A Shares and shares of preferred stock convertible into Class A Shares.

Other than as set forth in this Amendment, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended by the addition of the following text:
The Reporting Person funded the Loan Purchase with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The information in comments to Item 1 of this Amendment is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover page to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 1 of this Amendment, the Reporting Person has not engaged in any transaction during the past 60 days involving Class A Shares.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person holds Class A Shares through WRE 2012 GST Exempt Trust LLC (formerly known as WRE 2012 Trust LLC) and Edens Family Partners LLC, entities controlled by the Reporting Person, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Assignment and Acceptance Agreement, dated March 31, 2026, by and between Morgan Stanley Senior Funding, Inc. and Wesley R. Edens.

## Signatures
- Wesley R. Edens: /s/ Wesley R. Edens, Wesley R. Edens/CEO (04/02/2026)